UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 10, 2026

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Blvd. Suite 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Securred Note Payable – Morgan Stanley

On February 10, 2026, 1SO Laumeier II LLC and 1SO Laumeier IV LLC (collectively, the “Laumeier Property”) obtained a $15,500,000 secured promissory note (“Morgan Stanley Note Payable”) from Morgan Stanley Bank, N.A. The Morgan Stanley Note Payable is secured by a mortgage on the Laumeier Property, assignment of leases, rents and fixtures, security agreement, pledge of monies and conditions to grants and bears interest at 6.195% per annum. Commencing on April 1, 2026, monthly payments of interest and principal are due until February 1, 2036 (the “Maturity Date”). The Morgan Stanley Note Payable is guaranteed by 1st Streit Office Inc. (the “Company”) and requires certain covenants to be met on an ongoing basis.

The proceeds from the Morgan Stanley Note Payable, less closing costs, were used by the Company to pay off in its entirety the outstanding loan balance related to the promissory note for the Laumeier Property with Truist Real Estate Funding LLC (the “Truist Note”), which at the time of pay-off was $11,644,401. The remaining proceeds of $2,340,307 after closing costs and reserves from the Morgan Stanley Note will be used to pay tenant improvement and leasing costs, general corporate expenses, deferred dividends, and to meet liquidity covenants as required under the various property loans.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: February 27, 2026